EXHIBIT 1.1

FOR IMMEDIATE RELEASE

Pala Withdraws Offer for Rockwell Diamonds

TORONTO, November 3, 2008 – Pala Investments Holdings Limited (“Pala”) today announced that it is withdrawing and not proceeding with its premium all-cash offer (the “Offer”) to holders of the common shares of Rockwell Diamonds Inc. (“Rockwell”) [TSX: RDI; JSE: RDI; OTCBB: RDIAF]. Pala has determined that a number of the conditions to the bid are incapable of being satisfied prior to the expiry time and has therefore withdrawn the bid at this time in order to provide shareholders with certainty as to the status of the Offer.

About Pala

Pala Investments Holdings Limited, based in Jersey, Channel Islands, is a US$1.2 billion multi-strategy investment company with a particular focus on mining and natural resource companies in both developed and emerging markets. Pala Investments' exclusive investment advisor, Pala Investments AG, is a Switzerland-based team with extensive experience within the mining and natural resource sectors. Pala Investments seeks to assist companies in which they have long-term shareholdings by providing strategic advice and innovative financing solutions.

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John Lute
Lute and Company

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